Filed by Neuberger Berman Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Neuberger Berman Inc.

Commission File No. 001-15361

Date: August 27, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. Neuberger Berman and Lehman Brothers do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman’s stockholders for their consideration. Lehman Brothers has filed a Registration Statement on Form S-4 and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the Registration Statement, including the proxy statement/prospectus included therein, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Stockholders of Neuberger Berman can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Neuberger Berman on July 22, 2003 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the Registration Statement on Form S-4, as well as other filings containing information about Neuberger Berman and Lehman Brothers, at the SEC’s Internet site (http://www.sec.gov). When it becomes available, copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the Registration Statement can be obtained, without charge, by directing a request to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 ((212) 476-8125) or to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 ((212) 526-3267).

Neuberger Berman, Lehman Brothers and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, filed on April 16, 2003, for Neuberger Berman’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, filed on February 28, 2003, for Lehman Brothers’ 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003 (the “Merger Agreement”), among Lehman Brothers Holdings Inc., Ruby Acquisition Company and Neuberger Berman Inc. The Merger Agreement was filed by Neuberger Berman under cover of Form 8-K on July 22, 2003 and is incorporated by reference into this filing.

Included in this filing is a Press Release issued on August 27, 2003 by Neuberger Berman announcing that the special meeting of Neuberger Berman stockholders, originally scheduled for September 26, 2003, has been deferred to a later date to be determined.

[PRESS RELEASE]

Contact:

Jeffrey B. Lane

President & Chief Executive Officer

Neuberger Berman

(212) 476-5401

NEUBERGER BERMAN ANNOUNCEMENT REGARDING STOCKHOLDER

MEETING AND RECORD DATE

NEW YORK, NY, August 27, 2003 . . . Neuberger Berman Inc. (NYSE: NEU) announced today that the special meeting of Neuberger Berman stockholders, originally scheduled for September 26, 2003, has been deferred to a later date to be determined. The purpose of the meeting is to approve the merger agreement with Lehman Brothers. We will announce a new record date for the meeting when we announce the new meeting date. The meeting has been deferred to allow the parties to meet customary regulatory requirements for closing the merger, including clearance of the proxy statement/prospectus relating to the meeting. Neuberger Berman and Lehman Brothers still expect the transaction to close in Lehman Brothers’ fiscal fourth quarter.

Neuberger Berman Inc., through its subsidiaries, is an investment advisory company with $63.7 billion in assets under management, as of June 30, 2003. For 64 years, the firm has provided clients with a broad range of investment products, services and strategies for individuals, families, and taxable and non-taxable institutions. The Company engages in wealth management services, including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. Its website, and this news release, can be accessed at www.nb.com.

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This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Neuberger Berman shares, and is not a solicitation of a proxy. Lehman Brothers has filed with the Securities and Exchange Commission (“SEC”), a Registration Statement on Form S-4 and other relevant documents concerning the proposed transaction. Stockholders of Neuberger Berman are urged to read the Registration Statement, including the proxy statement/prospectus included therein, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the Registration Statement on Form S-4, as well as other filings containing information about Neuberger Berman and Lehman Brothers, at the SEC’s Web site (http://www.sec.gov). When it becomes available, copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the Registration Statement can be obtained without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (tel: 212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (tel: 212-476-8125).

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Company’s products’ performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability of the Company to attract or retain key employees, inability of the Company to implement its operating strategy and acquisition strategy, inability of the Company to manage rapid expansion and unforeseen costs, other effects related to legal proceedings or investigations of governmental and self-regulatory organizations and risks related to the consummation of the business combination between Neuberger Berman and Lehman Brothers.